

Water Operating Agencies
Debt Evaluation Methodology for Mexican Entities

Contacts

Alfonso Sales
Methodological Criteria Associate Director
alfonso.sales@hrratings.com

Ricardo Gallegos
Executive Director of States and Municipalities / Sovereign Debt
ricardo.gallegos@hrratings.com

Mauricio Prieto
Methodological Criteria Analyst
mauricio.prieto@hrratings.com

Felix Boni
Chief Credit Officer
felix.boni@hrratings.com

Pedro Latapí
Deputy Chief Credit Officer
pedro.latapi@hrratings.com

Methodology for the evaluation of the credit quality of Water Operating Agencies

This document details the methodology that HR Ratings uses for the credit evaluation of Water Operating Agencies (WOA). The analysis of HR Ratings reflects its opinion regarding the ability and willingness of an organization comply with their debt's interest and principal payment obligations in a timely and appropriate manner. The methodology details the steps for assigning the rating: the first step refers to a quantitative analysis that evaluates financial metrics and operational indicators, while the second step refers to considerations subject to the relationship that may exist between a WOA with its Relevant Subnational Agency and qualitative factors that cannot be incorporated into the quantitative analysis.

The first step of the quantitative analysis of HR Ratings analyzes historical financial information of the WOA and elaborates projections for four metrics in a baseline scenario and in a stress scenario. HR Ratings' financial metrics are based primarily on Free Cash Flow (FCF), a variable that reflects an agency's available cash flow over a period to meet its debt obligations after meeting its operating and maintenance needs. The financial metrics that HR Ratings evaluates are: (i) FCF on debt service, (ii) FCF plus cash available on debt service, (iii) net debt on the FCF (known as years of payment), and (iv) the non-financial obligations on EBITDA.

The second step of the quantitative analysis assesses the status of three operational indicators: (i) physical efficiency, (ii) commercial efficiency, and (iii) cost-to-tariff ratio. These concepts detail the WOA's ability to provide services, capture revenue and generate cash flow.

To assign the WOA rating, HR Ratings will incorporate two types of considerations. The first type refers to the case in which a WOA obtains a rating lower than that of the Relevant Subnational Agency in the quantitative analysis. In this situation the agency's rating will be like that of the Relevant Subnational Agency. This is due to the great political and social importance that the organization would have for the Relevant Subnational Agency. The second consideration that HR Ratings may incorporate refers to qualitative factors, which due to their nature cannot be incorporated in the quantitative analysis, among which the following stand out: off-balance sheet liabilities, political risk due to the change of administration of the Relevant Subnational Agency, the quality of the information, among others.

For those agencies operating under a concession, the extent to which their operation and/or administration is affected by the Subnational Agency delivering the concession will be determined.



Water Operating Agencies
Debt Evaluation Methodology for Mexican Entities

July 2019

Introduction

The Water Operating Agencies (WOA) are responsible for water supply, sewerage, sanitation and wastewater disposal. These entities belong to the municipalities and are constituted by means of a decree signed by the corresponding municipality with state authorities as witnesses. WOA are decentralized bodies that, in addition to planning and programming the provision of services, carry out, operate and maintain hydraulic infrastructure works; with the capacity to adopt the necessary measures to guarantee their financial self-sufficiency. However, water service is a fundamental right and financial independence could be relegated for providing a complete service to the population.

From the legal standpoint, Article 27 of the Constitution establishes that waters within the territory are the property of the nation, and their use, development and exploitation can be left in the hands of states and municipalities through allocations. The National Waters Law establishes the relevant guidelines for the exploitation, use or utilization, preservation, distribution and control of waters in national territory, as well as the chain of entities in charge, and establishes the National Water Commission (CONAGUA) as the highest authority in relation with the provisions of this law. However, this law does not establish national standards for the operation or structuring of water operators. Each federative entity establishes its own drinking water and sewerage law with which it determines the way these services will be provided, by following the guidelines, and by considering the needs and characteristics of each region.

Compliance with the guidelines established at the national and regional levels depends on a coordinated effort between the municipal and state authorities and the commissions present in each federative entity. Through article 115 of the Constitution, municipalities acquire full responsibility for providing public services of drinking water, drainage, sewerage, wastewater treatment and disposal. In Mexico, the administration scheme to which the WOA adhere is at municipalities' discretion. However, there is the possibility that the WOA has an intermunicipal scope and, therefore, the responsibility for the structuring and administration of the agency lies with the federative entity. The most common administrative schemes are decentralized bodies, intermunicipal bodies and concessions to private parties. The analysis team will study the situation of each water operating agency to identify their legal status and determine how they will meet their debt obligations.

A WOA is typically the only provider of water and sewerage services within a certain region. The legal aspect has already been detailed; and as far as the economic aspect is concerned, these agencies are treated as a natural monopoly, not only because of their strategic importance, but also because of the high marginal production costs. Rates must be flexible to allow WOA to cover their operation, and if possible, maintenance costs and infrastructure investment. The monopoly structure also makes it possible to discriminate tariffs based on the type of customer: residential, commercial, public and industrial customers. However, the tariff structure may depend on the political agenda of the administration.



HR Ratings Rating Process

The rating process of HR Ratings, shown in Table 1, starts with a quantitative analysis that considers two aspects: a financial analysis and an operational one. The first one considers metrics that measure the cash flow capacity to meet the WOA's payment obligations, in a baseline scenario and in a stress scenario. The second one considers the main operational metrics, those that refer to the agency's ability to capture revenue.



Table 1: HR Rating's rating process

Quantitative Analysis

Financial Analysis (70% share)
1) DSCR = FCF / DS
2) DSCR + Available Cash
3) Years of Payment = Net Debt / FCF
4) Non-Financial Liabilities / EBITDA

Operative Analysis (30% share)
1) Physical Efficiency
2) Commercial Efficiency
3) Cost-Tariff Ratio

Qualitative Analysis

Relationship with the relevant Subnational entity (if applicable)

Considerations in terms of notches (in any direction)

Source: HR Ratings.

For HR Ratings to be able to assign a credit rating to the WOA, it may incorporate two types of additional considerations. The first one refers to the case in which after a quantitative analysis, a WOA obtains a rating lower than that of the Relevant Subnational Agency. In this situation, the agency's rating will be matched with that of the Relevant Subnational Agency. This is because drinking water and sanitation are fundamental human rights, so the WOA has great political and social importance for the Relevant Subnational Agency.

The second consideration that HR Ratings may incorporate, after the quantitative analysis and the adjustment detailed in the previous paragraph, is of a qualitative nature and is due to factors that by their nature cannot be incorporated into the quantitative analysis.

In the cases in which HR Ratings applies a qualitative adjustment based on the support from the relevant Subnational, the rating assigned to the WOA will not surpass the rating of the relevant Subnational.


Quantitative Analysis of WOA

The quantitative analysis of HR Ratings focuses on two aspects: the first one refers to the financial analysis that considers four metrics that evaluate the solvency and liquidity of the WOA. The second part relates to an operational analysis that focuses on the Agency's ability to deliver the service and capture revenue. The financial analysis has a value of 70% over the quantitative analysis, while the remaining 30% corresponds to the analysis of operational metrics.

Financial Evaluation of the WOA

The financial analysis developed by the HR Ratings analysis team uses the WOA's financial statements to develop projections in a baseline scenario and in a stress scenario. The first one reflects the development that the HR Ratings analysis team considers the most probable one, and the second one incorporates stress factors on sales volume, tariffs, operating costs, interest rates, etc.

Historical values are also considered when determining the rating, not just the projections of both scenarios. In general, HR Ratings will use the WOA's financial information for at least the last three years, and with respect to the periods that will receive value in the financial analysis, the last historical year, the current year and at least the projections for the following three years will be considered. The current year receives the greatest weight in the analysis, while the value of the projection decreases as it moves further away from the present.

It is important to point out that the weightings that each metric receives, as well as its value with respect to the period it represents, will be identical for the WOA rated by HR Ratings. This will also apply to the weight of the baseline and stress scenarios.

The main steps in financial analysis are described below:

1. The analysis team, with historical information, elaborates the projections of the baseline scenario and the stress scenario, which are weighted 70% and 30% respectively.

2. A weighted average of each metric is calculated considering its value in different years. The current period receives the largest weighting and the weight decreases as the value moves away from this period. Weights must be equivalent between scenarios. To determine the current year, HR Ratings must have information for at least three quarters of the year.

3. Each metric is assigned a score according to its strength.

4. The score for each metric is weighted and the weighted average for each scenario is calculated. Weights must be equivalent between scenarios.

5. A weighted average is applied to the results for each scenario.

The four metrics that HR Ratings weighs in its financial analysis, which seek to capture both the liquidity and solvency of the organization, are detailed below:


a) Debt Service Coverage Ratio (DSCR)
(25.0% of financial analysis)

This metric measures WOA's ability to pay its debt obligations in each period through the cash flow available to meet payment obligations. For an agency to maintain an income flow they need to have an efficient operation, and in the opinion of HR Ratings, they need to maintain the productivity of physical capital, so the flow available for debt service must be net of maintenance Capex[1]. In addition, a WOA might receive some transfer from the Subnational agency assigned to several investment projects; this flow must also be considered when calculating the flow available for debt service. With respect to debt service, payments of interest for the period and mandatory amortizations in the same period must be considered. This metric is described as:

$$DSCR = \frac{FCF}{DS}$$

Where: *free cash flow* is represented by *"FCF"* and *debt service* by *"DS"*. The calculation of these variables is detailed below:

a.1) Free Cash Flow

HR Ratings defines FCF as a measure of operational activities and, therefore, it is different from financial and investment activities. The FCF incorporates the concept of the company as a viable entity *(going concern)* by including the concept of investment costs for maintenance (maintenance Capex)[2].

A WOA usually has a clear purpose: to maintain operational continuity to guarantee the quality and reach of their service. This purpose implies covering the maintenance Capex adequately to maintain stability in their productive capacity. In general, HR Ratings expects that the investment related to the improvement or extension of the water system should be covered by extraordinary revenues of the agency or directly by the Subnational Agency. However, WOAs that generate a considerable FCF and that maintain a DSCR above one and with enough margin will be able to use their current revenues to finance infrastructure investment. The FCF is typically determined as:

FCF = EBITDA + Working Capital + Maintenance Capex

Where EBITDA maintains its standard definition (earnings before payment of interest, taxes, depreciation and amortization), *working capital* refers to the change of non-interest-bearing assets and liabilities that allow for identifying cash movements, and *maintenance Capex* refers to the maintenance of the physical capital necessary to sustain the operation of the agency. In addition, HR Ratings should identify whether there is cash assigned to cover investment projects, or other objectives, since this restricted cash must be subtracted from the FCF.

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[1] Maintenance Capex estimated by HR Ratings considers plant and equipment depreciation.

[2] In general, the FCF is generated by operating activities, minus a maintenance Capex estimation, and it may include dividends received from related companies. As far as operating activities are concerned, HR Ratings can make a distinction between basic working capital (accounts receivable from customers, change in inventories and accounts payable to suppliers) and other activities.


In calculating the FCF, the analysis team will be able to identify trends that are potentially harmful to the agency. One of the most relevant examples relates to the accumulation of accounts receivable. Due to the strategic and social importance of water services, the agency might face significant political and social challenges to collect late fees. When estimating working capital, the accumulation of accounts receivable will generate a significant FCF contraction. Another relevant example refers to the accumulation of liabilities without financial cost. Accumulating liabilities with suppliers or with certain institutions increases FCF, although it might eventually result in flow contraction.

a.2) Debt Service

Debt service (DS) includes mandatory principal payments and interest payments. In accordance with the "Corporate Debt Credit Risk Evaluation Methodology", published on May 14, 2014, the cost of derivatives used to cover the debt may be included. Also, if the agency has a short-term debt that has been refinanced multiple times throughout the year, the amortization component within the *DS* metric will consider the total value of the short-term debt at the end of the previous fiscal year and will not consider non-compulsory advance payments. Short-term debt carries a significant refinancing risk, especially for an agency that would otherwise have a weak credit profile.

There are cases in which accrued and paid interest normally charged to net profit are capitalized instead to an assets account. In these cases, the methodology assumes that these payments are part of the debt service.

b) DSCR with Cash
(20.0% of financial analysis)

To include the *DSCR + Available Cash* metric, the methodology will consider the cash on hand at the end of the relevant fiscal year or quarter. These assets include any funds that can be used for debt service; however, the analysis team must identify when an asset, which is cash, is restricted to a use other than debt service. Additionally, cash value is limited by the fact that cash can only be used once until operating cash flow enables accumulation of new reserves. The formal expression is as follows:

$$DSCR + Available\ Cash\ = \frac{FCF\ with\ Available\ Cash}{DS}$$

DSCR metrics can vary considerably according to the term on the debt or to the type of amortization, whether targeted or mandatory amortization. For example, in cases where there is some targeted, non-mandatory amortization with some grace period, projected coverage metrics might be high up to the year in which such amortization is incorporated and coverage falls significantly.


c) Years of Payment Ratio: Debt Service and Amortization Schedule
   (35.0% of financial analysis)

The "years of payment" metric is measured as the amount of net debt over the FCF LTM. A high value for this metric suggests that the viability of the water operating agency, in the long term, may be at risk even though it currently faces low amortization payments. This metric is defined as:

$$Years\ of\ Payment = \frac{Net\ Debt}{FCF}$$

Net debt must consider the total amount of gross debt, as well as the assets available to meet these liabilities. However, HR Ratings must identify cash that is restricted for non-debt service activities to exclude it from the amount of available assets.

The coverage metrics detailed earlier in this section analyze the liquidity of the WOA; in contrast, the *years of payment* metrics capture solvency by measuring how many years it would take the FCF to cover total debt obligations. For example, in the coming years, an agency might face high debt service coverage due to certain amortization curves in long-term issuances or structures. If the debt profile of the agency is such that debt service is declining, coverage metrics may not reflect that pressure on cash flow, which will eventually fall.

This metric will also make it possible to show the opposite case, when debt obligations in the coming years maintain a limited pressure on the FCF, but which, due to the debt profile, might grow considerably later.

The Financial Discipline Law and the projection of new debt disposal

In the HR Ratings projection of gross debt, the estimation of new debt disposal must be considered. This will be limited according to the value of the metrics set forth in Article 44 of the "Law of Financial Discipline of Federal Entities and Municipalities":

1) Public debt and unrestricted income obligations.
2) Debt service and free disposal of income obligations.
3) Short-term obligations and suppliers and contractors, minus amounts of cash, banks and temporary investments, over total income.

In accordance with Article 45, the entity's indebtedness will be evaluated as: "sustainable", "under observation" or "high". And according to Article 46 the first case will have a debt ceiling of up to 15% of the free disposable income (FDI), the second case will have a ceiling of up to 5% of the FDI and the third case will not be able to acquire any more debts.

The FDI is that which considers any source of income, minus the one that has been allocated to a specific activity or which has been affected to cover the debt service of any structured issuance.


d) Non-interest-bearing liabilities on EBITDA
   (20.0% of financial analysis)

The fourth metric measures the weight that non-interest-bearing liabilities have on the agency. This indicator considers any form of liability that does not generate a financial cost, such as liabilities with suppliers, contractors and other government entities, such as CONAGUA (National Water Commission) and CFE (Federal Electricity Commission). It also measures, if identified, contingent liabilities, such as pensions, litigation and legal obligations with employees, customers, etc. The metric is expressed as:

$$NIBL = \frac{\textit{Non-interest-bearing Liabilities}}{\textit{EBITDA}}$$

EBITDA is used as the denominator in this metric. Coverage estimated by HR Ratings, detailed in this section, has the role of measuring the cash flow available for debt service by giving priority to keeping the operation of the WOA stable. This metric measures the weight of liabilities that do not generate financial costs, but the flow available to meet the liabilities is that which corresponds to the operational result, since any movement on the liabilities will influence the calculation of working capital.

Operational Evaluation of the WOA

For HR Ratings, operational metrics must be valued beyond their impact on the WOA's ability to generate income. The indicators used by HR Ratings are: (i) physical efficiency, (ii) commercial efficiency, and (iii) cost-to-tariff ratio. To determine the strength of an organization, HR Ratings compares the indicator to the rest of the WOAs. The indicators chosen are described below:

The steps described, as well as the weightings of each factor in both scenarios, apply to all WOAs rated by HR Ratings.

The main steps in the operational analysis are described below:

1. Assign a score to each operational indicator according to its strength. The most recent value of each indicator is considered.

2. A weight is assigned to the score of each indicator and the weighted average is calculated. Weights must be equivalent for all entities rated by HR Ratings.

The three metrics that HR Ratings weighs in its operational analysis, which seek to reflect the agency's ability to capture revenue, are detailed below:

a) Physical Efficiency
   (40.0% of operational analysis)

The physical efficiency *metric* "E_{FIS}" (Spanish acronym) measures the ratio between the volume of water billed and the volume of water produced. Reduced levels often suggest that the WOA requires higher operating expenses to meet demand, which might compromise the flow available for debt service. The indicator is presented as:



$$E_{FIS} = \frac{V_{AF}}{V_{APP}} * 100$$

Where the volume of water billed is presented as "V_{AF}" (Spanish acronym) and the annual volume of drinking water produced as "V_{APP}" (Spanish acronym), both expressed in cubic meters (m³). By reducing physical leaks, it is reasonable to conclude that the volumes of water saved would serve to reduce the depletion of the aquifer and the cost of water distribution. The relevance of this metric increases in arid zones where the availability of the resource decreases and, consequently, the expenses necessary for the agency to meet the demand of the population it serves, increase. Under an economies of scale scheme, solving the first losses represents a lower cost.

b) Commercial Efficiency
(40.0% of operational analysis)

The *commercial efficiency* metric assesses the relationship between service billing and payment. To measure this metric, the following formula is used:

$$E_{COM} = \frac{V_{AP}}{V_{AF}} * 100$$

Where the *volume of water paid for* is represented by "V_{AP}" (Spanish acronym) and the *volume of water billed* by "V_{AF}" (Spanish acronym), both expressed in cubic meters (m³). The commercial inefficiencies are constituted by loss accounts (users with uncollectible accounts), lack of timely billing, inadequate classification of users, undue payment exemptions, lack of collection and service cut-off to users with delinquent accounts. It is usually much more profitable and easier to deal with commercial inefficiencies than with physical inefficiencies, among others. A high level of commercial efficiency is indicative of a well-managed agency with clear and effective processes for charging for their services.

c) Cost-to-tariff ratio
(20.0% of operational analysis)

The *cost-to-tariff ratio* metric "R_{CT}" (Spanish acronym) measures the relationship between the production cost of the water service and the tariff applied. The WOA must maintain healthy finances through the establishment of a tariff that allows for the operation of the systems to continue. The tariff established is the operating agency's main instrument to ensure service quality and coverage. This indicator is presented as:

$$R_{CT} = \frac{T_{MD}}{C_{VP}}$$

Where the *cost per volume produced* is represented by "*CVP*" and the *average home tariff* by "*TM*" (Spanish acronym).


The tariff implemented must serve different purposes, such as accumulating funds for new programs and covering the entire target population, by considering a monopoly structure. However, the average income of the areas supplied, and service coverage must be considered, since access to these is a fundamental right.

Rating Assignment

HR Ratings' quantitative analysis is the basis for assigning the WOA's rating. The next step incorporates concepts that will enable HR Ratings to assign the rating. The first of these concepts refers to the relationship between the WOA and the Relevant Subnational Agency. The second one corresponds to qualitative adjustments that will make it possible to consider factors that, by their nature, cannot be incorporated into the quantitative analysis.

Relationship with the Relevant Subnational Agency
The first consideration that HR Ratings may incorporate refers to the case in which a WOA, after the quantitative analysis, obtains a rating lower than that of the Relevant Subnational Agency. In this situation the agency's rating will be matched with that of the Relevant Subnational Agency. This is because clean drinking water and sanitation are fundamental human rights, so the WOA has great political and social importance for the Relevant Subnational Agency. In the opinion of HR Ratings, this implies that there will be support for these agencies to maintain the productive capacity necessary to supply the target population. Subnational Agency's support can take many forms, from regular transfers to maintain operational activities, transfers allocated to investment projects, extraordinary transfers in situations of financial stress, etc.

In the cases in which HR Ratings decide to apply these adjustments, the rating of the WOA will not surpass the rating of the relevant Subnational.

For this consideration, the Relevant Subnational Agency must be determined; sometimes it will refer to the municipality, but in certain circumstances WOA cover multiple municipalities or even an entire federative entity. In its report and in its analysis committee minutes, HR Ratings will detail which entity fulfills this role and will justify its decision.

Qualitative Adjustments
The second consideration that HR Ratings may incorporate, after the quantitative analysis and the adjustment detailed in the previous section, is of a qualitative nature and is due to factors that, due to their nature, cannot be incorporated into the quantitative analysis. This consideration will apply in any direction in terms of *notches*.

Some of the factors that may be considered are listed below:

1) Non-measurable or off-balance-sheet contingent liabilities, such as labor disputes or awards, unrecognized debts, etc.;
2) Political Risk associated with any change in the administration of the Relevant Subnational Agency;
3) Quality of the information provided to HR Ratings. This factor considers whether the financial statements are audited.

The considerations incorporated will be proposed by the analysis team or by the committee itself, and they will be detailed in the analysis report and/or in the minutes corresponding to the analysis committee.


Appendix: Ranges for Ratings by Metric

Table 2 shows the values that HR Ratings typically observes in entities rated at the indicated level.

Table 2: Ranges for assigning a rating per metric.					
Financial Metrics	**AAA**	**AA**	**A**	**BBB**	**BB**
$\dfrac{\text{Free Cash Flow (FCF)}}{\text{Debt Service}}$	Above 2.0x	Above 1.5x	Above 1.0x	Above 0.6x	Above 0.4x
$\dfrac{\text{FCF + Available Cash}}{\text{Debt Service}}$	Above 3.8x	Above 2.7x	Above 1.8x	Above 1.1x	Above 0.6x
$\dfrac{\text{Net Debt}}{\text{Free Cash Flow (FCF)}}$	Below 2.4x	Below 6.3x	Below 11.5x	Below 15.0x	Below 17.8x
$\dfrac{\text{Non-interest-bearing Liabilities}}{\text{EBITDA}}$	Below 1.25x	Below 1.50x	Below 3.25x	Below 5.85x	Below 9.70x
Operating Metrics	**AAA**	**AA**	**A**	**BBB**	**BB**
Physical Efficiency	Above 65.0%	Above 60.1%	Above 58.3%	Above 53.3%	Above 43.6%
Commercial Efficiency	Above 77.5%	Above 76.2%	Above 72.6%	Above 66.0%	Above 53.3%
Cost-to-Tariff Ratio	Above 1.8x	Above 1.7x	Above 1.5x	Above 1.2x	Above 0.8x

Source: HR Ratings.


Bibliography

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HR Ratings (2014). *Methodology for Unsecured Ratings of Public Finances of Mexican States*. [PDF] Mexico City: HR Ratings. Available at: https://www.hrratings.com/docs/metodologia/Calificacion%20Quirografaria%20de%20Estados%20Mexicanos.pdf [Accessed Dec.13, 2018].

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Mexico: Avenida Prolongación Paseo de la Reforma #1015 torre A, piso 3, Col. Santa Fe, México City., ZC 01210, Tel 52 (55) 1500 3130.
United States: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

HR Ratings de México, S.A. de C.V. (HR Ratings), is a securities rating institution authorized by the National Banking and Securities Commission (CNBV), registered with the Securities and Exchange Commission (SEC) as a Nationally Recognized Statistical Rating Organization (NRSRO) for public finance, corporate and financial institution assets, as described in clause (v) of Section 3(a)(62)(A) of the U.S. Securities Exchange Act of 1934 and certified as a Credit Rating Agency (CRA) by the European Securities and Markets Authority (ESMA).

The ratings and/or opinions of HR Ratings de México S.A. de C.V. (HR Ratings) are opinions regarding credit quality and/or asset management capacity, or regarding the performance of tasks aimed at complying with the corporate purpose, by issuing companies and other entities or sectors, and are based exclusively on the characteristics of the entity, issue and/or operation, regardless of any business activity between HR Ratings and the entity or issuer. The ratings and/or opinions granted are issued on behalf of HR Ratings and not on behalf of its management or technical personnel and do not constitute recommendations to buy, sell or maintain any instrument, nor to carry out any type of business, investment or operation, and may be subject to updates at any time, in accordance with the rating methodologies of HR Ratings, in terms of the provisions of article 7, section II and/or III, as applicable, of the "General Provisions Applicable to Issuers of Securities and other Participants in the Securities Market".

HR Ratings bases its ratings and/or opinions on information obtained from sources that are believed to be accurate and reliable; however, it does not validate, guarantee, or certify the accuracy, correctness, or completeness of any information and is not responsible for any errors or omissions or for the results obtained from the use of that information. Most issuing companies of debt instruments rated by HR Ratings have paid a credit rating fee based on the amount and type of issuance. The health of the instrument or solvency of the issuing company and, as the case may be, the opinion on the capacity of an entity with respect to asset management and performance of its corporate purpose may be modified, which will affect, as appropriate, the upward or downward rating, without any responsibility on the part of HR Ratings. HR Ratings issues its ratings and/or opinions in an ethical manner and in accordance with sound market practices and applicable regulations contained in the rating agency's website www.hrratings.com, where documents such as the Code of Conduct, rating methodologies or criteria and current ratings can be checked.

The ratings and/or opinions issued by HR Ratings consider an analysis of the relative credit quality of an entity, issuing company and/or issuance, and therefore they do not necessarily reflect a statistical probability of default, understood as the impossibility or unwillingness of an entity or issuing company to comply with its contractual payment obligations, with which creditors and/or holders are forced to take measures to recover their investment, including restructuring the debt due to a stressful situation faced by the debtor. Notwithstanding the above, in order to give greater validity to our credit quality opinions, our methodology considers stress scenarios as a complement to the analysis elaborated on a baseline scenario. The fees that HR Ratings receives from issuing companies generally range from US$1,000 to US$1,000,000 (or the equivalent in other currency) per issuance. In some cases, HR Ratings will rate all or some of the issuances of a particular issuing company for an annual fee. Annual fees are estimated to range from $5,000 to $2,000,000 (or the equivalent in another currency).



Exhibit 2

METHODOLOGIES

Current versions of previously sent methodologies

1	Methodology for the Evaluation of Charter School Debt *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/New%20Charter%20Schools%20Methodology%20R.pdf
2	General Methodological Criteria.	https://www.hrratings.com/docs/metodologia/General%20Methodology%20Criteria%20Nov%2017.pdf
3	Methodology for Public Finances: Unsecured Debt Ratings for Mexican Municipalities Methodology Addendum *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/Adenda_Deuda_Quirografaria_Municipios%20English%20Final.pdf
4	HR Ratings' Corporate Debt Credit Risk Evaluation *(Long Term and Short Term Local Rating Scales)*	https://www.hrratings.com/docs/metodologia/Corporate%20Debt%20Credit%20Risk%20Evaluation%20Final.pdf
5	Public Finance Methodology Unsecured Rating for Mexican States *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/Unsecured%20Rating%20for%20Mexican%20States.pdf
6	U.S. State Government General Obligations Methodology Addendum *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/General%20Obligation%20States%20Methodology%20March%202014_final.pdf
7	Revenue Sharing Obligations for Mexican States and Municipalities: Debt Backed by Sub-National Entities Own Revenues *(Structured Finance Rating Scale).*	https://www.hrratings.com/docs/metodologia/Debt%20backed%20by%20Sub-National%20Entities%20Own%20Revenues%20(Certified%20Translation).pdf
8	Debt backed by Federal Transfers to the States (*Structured Finance Rating Scale*).	https://www.hrratings.com/docs/metodologia/Debt%20backed%20by%20Federal%20Transfers%20to%20the%20States%20(Certified%20Translation).pdf
9	Debt backed by Federal Transfers to the Municipalities Addendum (*Structured Finance Rating Scale*).	https://www.hrratings.com/docs/metodologia/Debt%20backed%20by%20Federal%20Transfers%20to%20the%20Municipalities%20(Certified%20Translation).pdf
10	Sovereign Debt Methodology *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/0Sovereign%20Debt%20Methodology.pdf
11	U.S Local Government General Obligations Methodology *(Long Term and Short Term Global Rating Scales).*	https://www.hrratings.com/docs/metodologia/General%20Obligation%20Methodology%20Nov2013_final.pdf
12	Methodology for Infrastructure (*Structured Finance Rating Scale*).	https://www.hrratings.com/docs/metodologia/0Metodologia%20para%20Infraestructura%20(eng)%20limpio1.pdf
13	Rating Methodology for Banks *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.1.%20Banks.pdf
14	Addendum - Rating Methodology for Subordinated Debt *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.2.%20Rating%20Methodology%20for%20Subordinated%20Debt.pdf



Exhibit 2

15	Rating Methodology for Non-Bank Financial Institutions *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.3.%20Non%20Bank.pdf
16	Addendum - Rating Methodology for Credit Unions *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.4.%20Rating%20Methodology%20for%20Credit%20Unions.pdf
17	Addendum - Rating Methodology for Leasing Agents *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.5.%20Leasing%20Agents.pdf
18	Rating Methodology for Brokerage Firms *(Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/3.2.6.%20Brokerage%20Firms.pdf
19	Investment Funds Methodology *(Long-Term and Short-Term Local Rating Scales; Market Risk Rating Scale).*	https://www.hrratings.com/docs/metodologia/Investment%20Funds%20Methodology%202019.pdf
20	Addendum – Rating Methodology for Bonded Warehouses *(Long Term and Short Term Local Rating Scales)*	https://www.hrratings.com/docs/metodologia/HR290816NP%208.%20Adendum%20AGD3%20(eng).pdf

NEW

21	Water Operating Agencies: Debt Evaluation Methodology for Mexican Entities	https://www.hrratings.com/docs/metodologia/Mexican%20Water%20Operating%20Agencies%20Methodology.pdf



Exhibit 2

MODELS

Current versions of qualitative and quantitative Models

a) Banks / SOFIPOS / SOCAPS Model

Version: 2
File Name: Banco_ModeloBlanco
Approved (Model): March 14, 2018.
Methodology: Methodology for Rating Banks, May 2009.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The model identifies the principal risk indicators within each category of credit risk affecting the entity evaluated; both those that are inherit to the entity and those arising from external factors. Regarding the ability to pay, the principal sources of risk are identified that could cause delay and even default on the settlement of any liability.

b) IFNBs / Credit Unions / Leasing Companies Model

Version: 2
File Names: IFNB_ModeloBlanco, UC_Modelo Blanco
Approved (Model): March 14, 2018.
Methodology: Rating Methodology for Non-Bank Financial Institutions, May 2009. Rating Methodology for Financial Leasing Agents and Pure Leasing Agents, January 2010. Rating Methodology for Bonded Warehouses, March 2010. Rating Methodology for Credit Unions, August 2011.
Approved by HR: March 14,2018.
Developed by: HR

Description: The model explains the principal risk factors present in these entities. Starting from the business model. Its purpose is to justify and give a different weighting to the qualitative and quantitative risk factors for the assignment of the rating by HR Ratings. Among the most important quantitative factors to consider are the historic and projected financial statements and the analysis of the operating efficiency

c) Brokerage Firms Model

Version: 2
File Name: Casa de Bolsa_ModeloBlanco
Approved (Model): March 14, 2018.
Methodology: Rating Methodology for Brokerage Firms, June 2009.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The model identifies the principal risk indicators within each category of credit risk affecting the firm evaluated; both those that are inherit to the entity and those arising from external factors. Regarding the ability to pay, the principal sources of risk are identified that could cause delay and even default on the settlement of any liability.

d) Mutual Funds Model – SIID.

Version: 2



Exhibit 2

File Name: Calculadora de Fondos de Inversión_2.0
Approved (Model): Feb 2019.
Methodology: Investment Funds Methodology, May 2019.
Approved (Methodology): Feb 2019.
Developed by: HR

Description: This model has two principal aspects: Credit Risk and Market Risk. Credit Risk is based on the credit quality of the assets that form the portfolio of the mutual fund, while Market Risk measures movements in the valuation of the fund because of changes in market interest rates and other variables, such as the exchange rate, inflation, and market volatility. The methodology incorporates a secondary aspect, the evaluation of the Management Quality of the fund for both ratings.

e) Pure Leasing Companies Model

Version: 2
File Name: Arrendadoras Puras_ModeloBlanco
Approved (Model): March 14, 2018.
Methodology: Rating Methodology for Financial Leasing Agents and Pure Leasing Agents, January 2010.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The model is based upon quantitative and qualitative factors that evaluates credit risks such as the possibility that the entity will be unable to collect future rents or leasing contracts and the lessor will not be able to recover the asset in a timely manner. So, it analyses the tools and processes used to collect the financial income earned and recover the leased product.

f) Models used for Sovereign Debt

Version: 2
File Name: HR_Country_Year
Approved (Model): March 14, 2018.
Methodology: Sovereign Debt Methodology, May 19, 2017.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The model is based upon the interaction of four analytic dimensions that represent economic growth, fiscal accounts, monetary policy and external accounts. The model also accounts for metrics that evaluate the institutional quality of the sovereign. The model uses HR Ratings forecasts for both a base and a stress model. It also incorporates data from the IMF, the World Bank and the UN.

g) Models used for Mexican General Obligation ratings

- **States**

Version: 2
File Name: Plantilla Rating Forecast Estados Final
Approved (Model): March 14, 2018.
Methodology: Rating Methodology for Unsecured Risk for Mexican States, July 31, 2014.
Approved (Methodology): March 14,2018.



Exhibit 2

Developed by: HR

Description: The model accounts for fiscal metrics, debt metrics and debt servicing metrics. Most of them as a percent of unrestricted revenues, that discounts transfers to the municipalities and revenue sharing obligations compromised for structured debt servicing. The methodology also accounts for qualitative factors such as contingent liabilities, credit history, liquidity and former willingness to pay.

- **Municipalities**

Version: 2
File Name: Plantilla Rating Forecast Final para Municipios
Approved (Model): March 14, 2018.
Methodology: Unsecured Risk Evaluation for Municipalities, July 31, 2015.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The model accounts for fiscal metrics, debt metrics and debt servicing metrics. Most of them as a percent of unrestricted revenues, that discounts revenue sharing obligations compromised for structured debt servicing. The methodology also accounts for qualitative factors such as contingent liabilities, credit history, liquidity and former willingness to pay.

h) **Models used for Mexican Structured Credit ratings.**

- **States and municipalities (Federal Income)**

Version: 2
File Name: Clave Cliente Banco Monto Año (Modelo Tipo) NUEVA TABLA Valores FIN PUB ESTRUC
Approved (Model): March 14, 2018.
Version: 1
File Name: Programa Especial FEFOM
Approved (Model): March 14, 2018
Methodologies: Methodology for Revenue Sharing Obligations for Mexican States and Municipalities: Debt backed by Federal Transfers to the States, January 24, 2013, and Methodology for Revenue Sharing Obligations for Mexican States and Municipalities: Debt backed by Federal Transfers to the Municipalities (Addendum to Methodology), February 14, 2013.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The model is based upon the relationship of the Mexican economic growth and the revenue sharing obligations ("Ramo" 28) that the Federal Government transfers to the states and municipalities. Given an estimated income from said transfers, the minimum DSCR is determined along the debt structure. The revenues will be stressed through a TOE rate that will ultimately reduce the DSCR (always above one) in a critical period in such a way that the reserve funds can be reestablished in a previously determined post-critical period.

States and municipalities (Own income)

Version: 2
File Name: Clave Cliente Banco Monto Año (Modelo Tipo) NUEVA TABLA Valores FIN PUB ESTRUC
Approved (Model): March 14, 2018.
Methodology: Methodology for Revenue Sharing Obligations for Mexican States and Municipalities:



Exhibit 2

Debt backed by Sub-National Entities Own Revenues (Addendum to Methodology), March 22, 2013.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The model is also based upon the TOE rate and the capacity of the revenues to reestablish the reserve funds in the post-critical period. However, in this methodology, the ability to successfully isolate the source of revenue from the entity through a trust fund is of major importance.

i) Models used for U.S. General Obligations Ratings

- **Local Governments**

Version: 1
File Name: GOLocal_Blank
Approved (Model): November 27, 2013.
Methodology: U.S. Local Government General Obligations Methodology, November 27, 2013.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The model is based upon the General Obligation Quantitative Risk Model which accounts for the financial balance, the primary balance, debt metrics and debt servicing metrics, all as share of total revenues or unrestricted revenues. These metrics are projected for both a base and a stress scenario. The qualitative considerations account for a liquidity analysis, a general fund analysis, pensions liabilities, state regulation and support, among others.

- **States**

Version: 1
File Name: GOStates_Blank
Approved (Model): March 28, 2014.
Methodology: U.S. State Government General Obligations Methodology (Addendum to Methodology), March 28, 2014.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The model is based upon the General Obligation Quantitative Risk Model which accounts for the financial balance, the primary balance, debt metrics and debt servicing metrics, all as share of total revenues or unrestricted revenues. These metrics are projected for both a base and a stress scenario. The qualitative considerations account for a liquidity analysis, a general fund analysis, pensions liabilities, business type activities, among others.

j) Models used for Corporate Debt Ratings

Version: 2
File Name: Modelo Quirografaria Blank
Effective Date: May 21, 2014.
Methodology: Corporate Debt Credit Risk Evaluation Methodology, May 21, 2014.
Approved by HR: March 14,2018.
Developed by: HR



Exhibit 2

Description: The model is based upon four metrics that are derived from the entity's financial statements. First the DSCR derived from the entity's period flows, then the same coefficient but adding the cash reserves to the numerator. The third measures the years required for the entity to serve its debt. And the last one measures the value of their marketable assets as a percent of the entity's total liabilities. Qualitative considerations are incorporated to account for industry risks.

k) Models used for Charter Schools ratings

Version: 1
File Name: Charters_Blank
Approved (Model): February 13, 2015.
Methodology: Charter Schools Credit Risk Evaluation Methodology, February 13, 2015.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The Charter Schools quantitative model is based upon the corporate debt methodology. However, the qualitative analysis accounts for the specific states laws regarding the permissions to operate and the ADA (Average Daily Attendance) and the WADA (Weighted Average Daily Attendance) upon which the state transfers are condition.

l) Models used for Rating for Debt backed by the operation of highways, toll ways and bridges.

Version: 2
File Name: Modelo_Concesion_Peaje
Approved (Model): March 14, 2018.
Methodology: Methodology for Infrastructure, November 6, 2015.
Approved (Methodology): March 14,2018.
Developed by: HR

Description: The model is based upon the TEA rate which accounts for the stress the revenues from users' fees can withstand without the DSCR dropping below one throughout the debt structure. The methodology also incorporates demand risks derived from economic performance of the region around the project and for diverse risks that can affect maintenance cost.

NEW MODEL

m) Models used for Water Operating Agencies for Mexican entities.

Version: 1
File Name: Plantilla OOA Blank based stress)
Approved (Model): April 9, 2019.
Methodology: Water Operating Agencies: Debt Evaluation Methodology for Mexican Entities July 2019
Approved (Methodology): April 9, 2019.
Developed by: HR

Description: The model is based on a set of financial metrics and operating metrics. The operating metrics are evaluated for the past year and considers commercial and physical efficiency, as well as the Cost-to-Tariff ratio. For the financial metrics it weights several years, including projections and past years.



Exhibit 2

These metrics captures the ability of the free cash flow to serve debt obligations, current and future, and the weight that non-financial liabilities have for the entity.